Teva and the Huntington Study Group Announce Publication of Data for AUSTEDO™
(deutetrabenazine) Tablets in Huntington Disease from ARC-HD Study in JAMA Neurology

Data support overnight conversion from tetrabenazine to AUSTEDO™ for the treatment of chorea associated with Huntington disease

Jerusalem, July 11, 2017 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE:TEVA) and the Huntington Study Group today announced results from the Phase III open-label, single-arm switch cohort of the ARC-HD (Alternatives for Reducing Chorea in HD) study were published in JAMA Neurology. Results from the study showed patients with chorea associated with Huntington disease (HD) were able to safely switch overnight from three times daily tetrabenazine to twice daily AUSTEDO™ (deutetrabenazine) tablets. The ARC-HD study was conducted by Teva in partnership with the Huntington Study Group.

A rare and fatal neurodegenerative disorder, HD affects approximately 35,000 people in the United States. Chorea – involuntary, random and sudden, twisting and/or writhing movements – is one of the most striking physical manifestations of this disease and occurs in approximately 90% of patients. HD may also manifest as cognitive deterioration and behavioral and/or psychological problems.

“Chorea is a debilitating symptom of Huntington disease that can impact the safety, function and quality of life of many patients,” said Michael Hayden, M.D., Ph.D., President of Global R&D and Chief Scientific Officer at Teva. “We are pleased to share the ARC-HD study results to allow those physicians treating HD patients to increase their knowledge of AUSTEDO™.”

“Human-based research is critical to evolving our understanding of HD and to providing more options and meaningful treatments,” said Samuel Frank, M.D., principal investigator of the ARC-HD study and Director of the Huntington’s Disease Society of America Center of Excellence at Beth Israel Deaconess Medical Center. “It could not be done without the dedication of patients and their families who participate in clinical trials, for which we are extremely grateful.”

The ARC-HD study enrolled 37 patients who had been on a stable tetrabenazine regimen (>8 weeks). Patients were converted from tetrabenazine to an initial AUSTEDO™ daily dose of approximately half the prior tetrabenazine daily dosage. One week after overnight conversion to AUSTEDO™, investigators could begin weekly dose adjustments, if needed, to achieve optimal chorea control. Changes from baseline in United Huntington’s Disease Rating Scale (UHDRS), Total Maximal Chorea Score (TMC) and Total Motor Score (TMS) were evaluated as efficacy endpoints.

For more information regarding this JAMA Neurology publication, visit http://jamanetwork.com/journals/jamaneurology/fullarticle/2643174

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About AUSTEDO™

Austedo™ is an oral, small molecule inhibitor of vesicular monoamine 2 transporter, or VMAT2, that is designed to regulate the levels of neurotransmitters in the brain. Austedo™ is approved in the United States for the treatment of chorea associated with Huntington’s disease.

Important Safety Information

WARNING: DEPRESSION AND SUICIDALITY. AUSTEDOTM can increase the risk of depression and suicidal thoughts and behavior (suicidality) in patients with Huntington’s disease. Anyone considering the use of AUSTEDOTM must balance the risks of depression and suicidality with the clinical need for treatment of chorea. AUSTEDOTM is contraindicated in patients who are suicidal, and in patients with untreated or inadequately treated depression.

AUSTEDOTM is also contraindicated in: patients with hepatic impairment; patients taking monoamine oxidase inhibitors (MAOIs), or within 14 days of discontinuing MAOI therapy; patients taking reserpine or within 20 days of discontinuing reserpine; and patients taking tetrabenazine (XENAZINE®).
VMAT2 inhibitors, including AUSTEDOTM, may cause a worsening in mood, cognition, rigidity, and functional capacity. Neuroleptic Malignant Syndrome has been observed in patients receiving tetrabenazine (a closely related VMAT2 inhibitor). AUSTEDOTM may increase the risk of akathisia, agitation, and restlessness and may cause parkinsonism in patients with Huntington’s disease. Sedation is a common dose-limiting adverse reaction of AUSTEDOTM.

Tetrabenazine causes an increase in the corrected QT (QTc) interval. A clinically relevant QT prolongation may occur in some patients treated with AUSTEDOTM who are CYP2D6 poor metabolizers or are co-administered a strong CYP2D6 inhibitor. Tetrabenazine elevates serum prolactin concentrations in humans.

Since deutetrabenazine or its metabolites bind to melanin-containing tissues, it could accumulate in these tissues over time. The most common adverse reactions (>8% of AUSTEDOTM-treated patients and greater than placebo) in a controlled clinical study were: somnolence, diarrhea, dry mouth, and fatigue.
Please click here for full Prescribing Information, including Boxed Warning: austedo.com/pi. A copy may be requested from the US Medical Information Contact Center for Teva Specialty Medicines at 888-4-TEVA-RX (888-483-8279) and USMedInfo@tevapharm.com or Teva’s Public Relations or Investor Relations contacts.

About Huntington Disease
Huntington disease (HD) is a fatal neurodegenerative disease characterized by uncoordinated and uncontrollable movements, cognitive deterioration and behavioral and/or psychological problems. Onset of HD symptoms typically occurs in middle age, but the disease also manifests in children and the elderly. HD is the most common genetic cause of abnormal involuntary writhing movements called chorea.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in 100 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding deutetrabenazine, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

challenges inherent in product research and development, including uncertainty of clinical success and obtaining regulatory approvals;

our specialty medicines business, including: competition for our specialty products, especially Copaxone®, our leading medicine, which faces competition from existing and potential additional generic versions and orally-administered alternatives; our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;

our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; and variations in patent laws that may adversely affect our ability to manufacture our products;

compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”), including in the section captioned “Risk Factors,” and in our other filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov and www.tevapharm.com. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements.

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